UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of JUNE 2008.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: June 2, 2008                         /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                         PGS PACIFIC GEOLOGICAL SERVICES
                        JOHN NEBOCAT, GEOLOGIST, P. ENG.
              R.R.#5, 1486 ISLAND VIEW DRIVE, GIBSONS, B.C. V0N 1V5
                TEL/FAX: (604) 886-4222 E-MAIL: PACGEO@TELUS.NET
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                              CERTIFICATE OF AUTHOR


I, John Nebocat, P. Eng. do hereby certify that:

1.       I am currently employed as an independent consultant by:

         PGS Pacific Geological Services
         RR#5, 1486 Island View Drive
         Gibsons, B.C. V0N 1V5

2. I graduated with a bachelor's degree in Geological Engineering (Honours) from the Montana College of Mineral Science and Technology in 1984. In addition, I have obtained a Diploma in Mining Technology from the British Columbia Institute of Technology, Burnaby, B.C., in 1974.

3. I am a member of the Professional Engineers and Geoscientists of British Columbia.

4. I have worked as a geologist for a total of 24 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of all sections of the technical report titled REPORT ON THE EXPLORATION PROGRAMS AND MINERAL RESOURCE ESTIMATE LA TRINI SILVER-GOLD PROJECT, HOSTOTIPAQUILLO, JALISCO, MEXICO and dated January 15, 2008 (the "Technical Report") relating to the La Trini, Ampliacion de la Trini, Mololoa, Mololoa No.3 and Mololoa No.4 properties. I visited the La Trini and Ampliacion de la Trini properties on April 6, 17, 27-30, 2005; August 17-20, 2005; February 4 and 5, 2006; February 1 and 2, 2007 and December 6 and 7, 2007 for a total of 16 days. I visited the Mololoa, Mololoa No.3 and Mololoa No.4 properties between April 7 and 17, 2005 for a total of 11 days.

7. I have not had prior involvement with the properties that are the subject of the Technical Report.


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8.       I am not aware of any material fact or material  change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omissions to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publications in the public company files on their websites accessible by the public, of the Technical Report.


Dated this Twenty-Fourth Day of January, 2008.




[GRAPHIC OMITTED][GRAPHIC OMITTED] is Professioanl Engineer Seal


/s/ John Nebocat
-----------------------------
Signature of Qualified Person


JOHN NEBOCAT
------------------------------
Print Name of Qualified Person

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